As filed with the Securities and Exchange Commission on June 29, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FREESEAS INC.

(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands	4412	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10 Eleftheriou Venizelou Street

(Panepistimiou Ave.)

10671 Athens, Greece

011-30-210-452-8770

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Broad and Cassel

Attention: A. Jeffry Robinson, P.A.

2 S. Biscayne Boulevard, 21st Floor

Miami, Florida 33131

Telephone: (305) 373-9400

Facsimile: (305) 995-6402

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

A. Jeffry Robinson, Esq.

Broad and Cassel

2 S. Biscayne Blvd., 21st Floor

Miami, Florida 33131

Telephone: (305) 373-9400

Facsimile: (305) 995-6402

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to Be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, par value U.S. $0.001 per share	1,839,721	$0.805	$1,480,975.41	$169.72
Preferred Share Purchase Rights (3)	—	—	—	—
Total				$169.72

(1)	Represents shares offered by the selling stockholder. Includes (i) 100,000 shares issued to the selling stockholder as a commitment fee, (ii) up to 1,739,721 shares to be issued pursuant to a Standby Equity Distribution Agreement, as amended, between the Registrant and the selling stockholder, and (iii) an indeterminable number of additional shares of common stock, pursuant to Rule 416 under the Securities Act of 1933, as amended, that may be issued to prevent dilution from stock splits, stock dividends or similar transactions that could affect the shares to be offered by the selling stockholder.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The price per share and aggregate offering price are based on the average of the high and low prices of the Registrant’s common stock on June 28, 2012, as quoted on the NASDAQ Global Market.

(3)	The preferred stock purchase rights are initially attached to and trade with the shares of our common stock registered hereby. Value attributed to such rights, if any, is reflected in the market price of the Registrant’s common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 29, 2012

PRELIMINARY PROSPECTUS

FreeSeas Inc.

1,839,721 Shares of Common Stock

This prospectus relates to the resale of up to 1,839,721 shares of our common stock by YA Global Master SPV Ltd. (“YA Global”), the selling stockholder. We may from time to time issue up to $3,218,485 of shares of our common stock to the selling stockholder at 96% of the market price at the time of such issuance determined in accordance with the terms of our Standby Equity Distribution Agreement dated as of May 11, 2012, as amended, with YA Global. We have issued 100,000 shares to YA Global as a commitment fee. The selling stockholder may sell these shares from time to time in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions.

For additional information on the methods of sale that may be used by the selling stockholder, see the section titled “Plan of Distribution” beginning on page 36. We will not receive any of the proceeds from the sale of these shares. We will, however, receive proceeds from the selling stockholder from the initial sale to such stockholder of these shares. We have and will continue to bear the costs relating to the registration of these shares.

Our common stock is currently quoted on the NASDAQ Global Market under the symbol “FREE.” On June 28, 2012, the last reported sale price of our common stock was $0.74 per share. You are urged to obtain current market quotations for the common stock.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

See “Risk Factors” beginning on page 5 to read about risks you should consider before buying our common stock.

With the exception of YA Global, which has informed us it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, or Securities Act, to the best of our knowledge, no other underwriter or person has been engaged to facilitate the sale of shares of our stock in this offering. The Securities and Exchange Commission may take the view that, under certain circumstances, any broker-dealers or agents that participate with the selling stockholder in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this registration statement. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2012.

If it is against the law in any state to make an offer to sell these shares, or to solicit an offer from someone to buy these shares, then this prospectus does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from publicly available information. While we believe that the statistical data, industry data, forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.

i

ENFORCEABILITY OF CIVIL LIABILITIES

FreeSeas Inc. is a Marshall Islands company and our executive offices are located outside of the United States in Athens, Greece. Some of our directors, officers and experts named in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

ABOUT THIS PROSPECTUS

References in this prospectus to “FreeSeas,” “we,” “us,” “our” or “company” refer to FreeSeas Inc. and our subsidiaries, but, if the context otherwise requires, may refer only to FreeSeas Inc.

We use the term “deadweight tons,” or “dwt,” in describing the capacity of our drybulk carriers. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Drybulk carriers are generally categorized as Handysize, Handymax, Panamax and Capesize. The carrying capacity of a Handysize drybulk carrier typically ranges from 10,000 to 39,999 dwt and that of a Handymax drybulk carrier typically ranges from 40,000 to 59,999 dwt. By comparison, the carrying capacity of a Panamax drybulk carrier typically ranges from 60,000 to 79,999 dwt and the carrying capacity of a Capesize drybulk carrier typically is 80,000 dwt and above.

Unless otherwise indicated:

•	All references to “$” and “dollars” in this prospectus are to U.S. dollars;

•

Financial information presented in this prospectus is derived from financial statements included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the SEC. Please see “Incorporation of Certain Information by Reference.” These financial statements were prepared in accordance with the U.S. generally accepted accounting principles; and

•	All references to dollar amounts in this prospectus are expressed in thousands of U.S. dollars, except for dollar amounts relating to the Standby Equity Distribution Agreement.

All share-related and per share information in this prospectus have been adjusted to give effect to the one share for five share reverse stock split that was effective on October 1, 2010.

ii

COMPANY INFORMATION

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the risk factors and the financial statements.

Our Company

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with principal executive offices in Athens, Greece. Our existing fleet consists of six Handysize vessels and one Handymax vessel that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of June 28, 2012, the aggregate dwt of our operational fleet was approximately 197,200 dwt and the average age of our fleet was approximately 14.7 years.

Our investment and operational focus is in the Handysize sector, which is generally defined as less than 40,000 dwt of carrying capacity. Handysize vessels are, we believe, more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We believe this segment also offers better demand and supply demographics than other drybulk asset classes.

We have contracted the management of our fleet to our Manager, Free Bulkers S.A., an entity controlled by Ion G. Varouxakis, our Chairman, President and Chief Executive Officer, and one of our principal shareholders. Our Manager provides technical management of our fleet, financial reporting and accounting services and office space. While the Manager is responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.

Our Fleet

The following table presents our fleet information as of June 28, 2012:

Vessel Name	Type	Built	Dwt	Employment

M/V Free Jupiter	Handymax	2002	47,777	About 20-25 day time charter trip at $6,000 per day through July 2012

M/V Free Knight	Handysize	1998	24,111	About 20-25 day time charter trip at $6,500 per day for the first 45 days and $7,500 per day thereafter through June 2012

M/V Free Maverick	Handysize	1998	23,994	About 25-30 day time charter trip at $11,500 per day through July 2012

M/V Free Impala	Handysize	1997	24,111	About 15 day time charter trip at $7,000 per day through July 2012

M/V Free Neptune	Handysize	1996	30,838	About 45-60 days time charter trip presently at $8,000 per day through July 2012

M/V Free Hero	Handysize	1995	24,318	About 20-30 day time charter trip at $9,750 per day through July 2012

M/V Free Goddess	Handysize	1995	22,051	Currently seized by pirates

Standby Equity Distribution Agreement

On May 11, 2012, FreeSeas and YA Global Master SPV Ltd., or YA Global, entered into a Standby Equity Distribution Agreement, as amended on June 28, 2012, or SEDA. Pursuant to the SEDA, we have the right, for a 24-month period, to sell up to $3,218,485 of our shares of our common stock to YA Global. YA Global is a fund managed by Yorkville Advisors, LLC, or Yorkville. We have agreed to pay $15,000 to Yorkville as a structuring fee and have issued 100,000 shares of our common stock to YA Global as a commitment fee. If the SEDA has not been terminated as of the one-year anniversary, we will owe Yorkville an additional cash fee of $50,000. As of the date of this prospectus, we had not sold any shares of common stock to YA Global under the SEDA.

The shares of common stock issued to YA Global have been, and the shares to be issued to YA Global under the SEDA will be, issued pursuant to an exemption from registration under the Securities Act. Pursuant to the SEDA, we have filed a registration statement on Form F-1, of which this prospectus is a part, covering the possible resale by YA Global of any shares issued to or to be issued to YA Global under the SEDA.

The SEDA entitles us to sell and obligates YA Global to purchase, from time to time over a period of 24 months from the first trading day following the effectiveness of the registration statement of which this prospectus is a part, shares of our common stock for cash consideration up to an aggregate of $3,218,485, subject to conditions we must satisfy as set forth in the SEDA. For each share of common stock purchased under the SEDA, YA Global will pay 96% of the lowest daily volume weighted average price during the pricing period, which is the five consecutive trading days after we provide notice to YA Global. Each such advance may be for an amount not to exceed the greater of $200,000 or 100% of the average daily trading volume of our common stock for the 10 consecutive trading days prior to the notice date. In no event, however, shall the number of shares of common stock issuable to YA Global pursuant to an advance cause the aggregate number of shares of common stock beneficially owned by YA Global and its affiliates to exceed 9.99% of the outstanding common stock at the time.

Our right to deliver an advance notice and the obligations of YA Global hereunder with respect to an advance is subject to our satisfaction of a number of conditions, including:

•

That our common stock is trading on a “principal market,” defined in the SEDA to mean the NASDAQ Global Market or such other trading market on which our shares are then trading, and that we believe our common stock will continue for the foreseeable future to trade on the principal market;

•	That the issuance of shares of common stock with respect to the applicable advance notice will not violate any applicable shareholder approval requirements of the principal market; and

•	That a registration statement is effective.

If the volume weighted average price on any trading day during a pricing period is less than 85% of the volume weighted average price on the trading day immediately before the date on which we deliver a notice of an advance, then the amount of the advance will be reduced by 20% of the original amount requested and this trading day will not be included in the determination of the price of the shares sold.

In addition, without the written consent of YA Global, we may not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of common stock (other than the shares offered pursuant to the SEDA) or securities convertible into or exchangeable for common stock, warrants or any rights to purchase or acquire, common stock during the period beginning on the fifth trading day immediately prior to an advance notice date and ending on the fifth trading day immediately following the settlement date.

We may terminate the SEDA upon 15 trading days’ prior written notice to YA Global, as long as there are no advances outstanding and we have paid to YA Global all amounts then due. Neither the SEDA nor the rights of the parties to the SEDA may be assigned. Please see Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on May 15, 2012 and Exhibit 99.1 to our Current Report on Form 6-K filed with the SEC on June 29, 2012 for a complete copy of the SEDA.

The issuance of our common stock under the SEDA will dilute the voting and economic rights of the existing holders of our common stock, because these shares will represent a smaller percentage of our total shares that will be outstanding after any issuances of common stock to YA Global. For example, if the price at which we issue shares to YA Global equaled the closing price of our common stock on June 28, 2012, $0.74, and we were to sell the entire $3,218,485 of shares under the SEDA, we would issue 4,349,304 shares of our common stock, although only 1,739,721 shares issuable under the SEDA are covered by this prospectus. If we deliver advance notices under the SEDA when our share price is decreasing, we will need to issue more shares to raise the amount than if we were to issue shares when our stock price is higher. Such issuances will have a dilutive effect and may further decrease our stock price. Please see “Risk Factors – Risks Relating to this Offering and Our Common Stock” elsewhere in this prospectus for a further discussion of the impact of the SEDA on our stockholders and the market price of our common stock.

In addition to the SEDA, YA Global has agreed to provide us with a short-term note, in the amount of $500,000, subject to satisfaction of conditions set forth in the Note Purchase Agreement dated May 11, 2012 between YA Global and us. If we determine to request the note, it would bear interest at 8% per annum, be repaid in 10 equal weekly installments beginning on the 10th business day following the date of funding, and mature 90 days from the date of funding. The note would be prepayable upon the payment of outstanding principal and interest and a 2% prepayment fee. YA Global would be due an 8% monitoring fee upon the funding of this note. A copy of the Note Purchase Agreement is attached as Exhibit 99.3 to our Current Report on Form 6-K filed with the SEC on May 15, 2012.

Recent Developments

•

On January 27, 2012, FreeSeas entered into a First Supplemental Agreement with First Business Bank, or FBB, which amends our existing credit facility to defer the repayment installment of $837.5 and the interest payment of $197 both due on December 16, 2011 until the next repayment date on March 16, 2012. In addition, FBB granted a waiver to the security value covenant and the financial covenants, whose testing was waived until March 16, 2012. On March 23, 2012, FreeSeas received a notice from FBB according to which failure to (i) pay the $1,675 repayment installment due in March 2012, (ii) pay accrued interest and (iii) pay default interest constitute an event of default. On April 12, 2012, FreeSeas received notice from FBB according to which along with the previously mentioned events, failure to make periodic monthly installments into the retention account since September 2011 and violation of the loan to value covenant constituted events of default, and that if all of the above events are not remedied on or before April 20, 2012, FBB will take whatever action is available to it. FreeSeas is in discussions to permanently amend the amortization schedule and resolve the foregoing defaults.

•

M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. The vessel is held off the coast of Somalia and FreeSeas is currently in communication with the pirates for the release of the vessel and her crew. The vessel was on a time charter trip at the time she was hijacked. Under the charterparty agreement, the BIMCO Piracy clause was applied which provided, among other things, for the charterers to have the vessel covered with kidnap and ransom insurance and loss of hire insurance. The vessel was also covered by the war risk underwriters who were duly informed about the transit and had confirmed cover.

•

On February 15, 2012, FreeSeas received notice from Deutsche Bank Nederland, or Deutsche Bank, according to which FreeSeas’ failure to (i) repay the installment due in December 2011, (ii) pay regular interest on the loan, (iii) pay default interest on the loan, (iv) pay the success fee due in November 2011, (v) set new financial covenants and (vi) comply with the loan to value covenant, are considered events of default. Deutsche Bank requested that FreeSeas fulfill its obligations by March 15, 2012. FreeSeas has not paid the aforementioned amounts or the $750 repayment installment along with accrued interest due in March 2012. On April 26, 2012, FreeSeas was advised by Deutsche Bank that it would approve the request to permanently amend the amortization schedule including refinancing of the balloon due in November 2012. FreeSeas and Deutsche Bank are in the process of documenting this amendment.

•

By letter dated February 25, 2012, FreeSeas received notice from the shipyard pursuant to its newbuilding contracts that it had failed to pay the payment of $3,660 due on February 11, 2012 under the first contract and was therefore in default under its obligations under this contract. The shipyard terminated this contract by notice dated April 28, 2012 to FreeSeas. By letter dated May 7, 2012, FreeSeas received notice from the shipyard that it had failed to pay the payment of $3,660 due on April 21, 2012 under the second contract and was therefore in default under its obligations under this contract and received notice of cancellation of this contract by letter dated June 4, 2012 from the shipyard.

•

Pursuant to a settlement agreement entered into on April 13, 2012, ABN AMRO, which had agreed to provide us financing for the newbuilding vessels, has agreed to return to FreeSeas all commitment fees paid to date less expenses and all further obligations of the parties have been terminated.

•

At its April 2012 meeting, FreeSeas’ Board of Directors approved the issuance of 1,660,694 shares of FreeSeas’ common stock to the Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 under the management and services agreements with FreeSeas. The number of shares to be issued to the Manager was based on the closing prices of FreeSeas’ common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. Upon issuance of these restricted shares, Mr. Varouxakis, who is our Chairman, Chief Executive Officer and President and the owner of the Manager, will beneficially own 26% of FreeSeas’ outstanding common stock. The Board also approved the issuance of an aggregate of 199,642 shares of FreeSeas’ common stock to the non-executive members of its Board of Directors in payment of $31 per person in unpaid Board fees for the last three quarters of 2011. The aggregate number of shares to be issued to the directors was based on the closing prices of FreeSeas’ common stock on the last day of each of the last three quarters of 2011, which are the dates that the Board fees were due and payable. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

•

On May 31, 2012, FreeSeas entered a Sixth Supplemental Agreement with Credit Suisse AG, or Credit Suisse, which amends and restates the Facility Agreement dated December 24, 2007, as amended, between FreeSeas and Credit Suisse. The Sixth Supplemental Agreement, among other things, modifies the Facility Agreement to:

•	Defer further principal repayments until March 31, 2014;

•	Reduce the interest rate on the facility to LIBOR plus 1% until March 31, 2014 from a current interest margin of 3.25%;

•	Release restricted cash of $1.125 million;

•

Waive compliance through March 31, 2014 with the requirement to maintain a minimum ratio of aggregate fair market value of the financed vessels to loan balance, after which date the required minimum ratio will be 115% beginning April 1, 2014, 120% beginning October 1, 2014, and 135% beginning April 1, 2015;

•

Establish certain financial covenants, including an interest coverage ratio, which must be complied with starting January 1, 2013, a consolidated leverage ratio, which must be complied with starting January 1, 2014, and a minimum liquidity ratio, which must be complied with starting July 1, 2014; and

•

Require the amount of any “Excess Cash,” as determined in accordance with the Facility Agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance, depending on FreeSeas’ compliance at the time with the vessel market value to loan ratio and the outstanding balance of the loan.

As of the date of this prospectus, the outstanding balance under the Facility Agreement totaled $36.45 million. An amendment and restructuring fee equal to 5% of the current outstanding indebtedness, $1.823 million, will be due and payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full. The modifications provided by the Sixth Supplemental Agreement will provide FreeSeas with greater ability to operate in the current challenging rate environment by reducing its debt service obligations, which in turn significantly reduces its cash break-even rate. FreeSeas is also no longer required to sell additional vessels, as it had been under the terms of the Facility Agreement as previously in effect.

•

FreeSeas received letters dated June 21, 2012 and June 25, 2012 from The Nasdaq Stock Market, or NASDAQ, stating that for the previous 30 consecutive business days, the bid price of FreeSeas’ common stock closed below the minimum $1.00 per share and the market value of FreeSeas’ publicly held common stock, or MVPHS, was below the minimum of $5,000,000. These are both requirements for continued listing on the NASDAQ Global Market pursuant to NASDAQ Marketplace Rules 5450(a)(1), the Minimum Bid Price Rule, and 5450(b)(1), the MVPHS Rule, respectively. These letters have no immediate effect on the listing of the Company’s common stock. FreeSeas has been provided a grace period of 180 calendar days to regain compliance by maintaining a closing bid price of at least $1.00 per share (which grace period ends December 18, 2012) and a closing MVPHS of $5,000,000 or more for a minimum of ten consecutive business days (which grace period ends December 24, 2012). If at any time before those dates, the bid price of FreeSeas’ common stock closes at $1.00 per share or more and its MVPHS closes at $5,000,000 or more for a minimum of 10 consecutive business days, NASDAQ will notify FreeSeas that it has achieved compliance with the Minimum Bid Price Rule and the MVPHS Rule. FreeSeas intends to evaluate available options to resolve the deficiencies and regain compliance with the Minimum Bid Price Rule and the MVPHS Rule.

Our Corporate History

We were incorporated on April 23, 2004 under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the

Marshall Islands to serve as the parent holding company of our ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”

We became a public reporting company on December 15, 2005, when we completed a merger with Trinity Partners Acquisition Company Inc., or Trinity, a blank check company formed to serve as a vehicle to complete a business combination with an operating business, in which we were the surviving corporation. At the time of the merger we owned three drybulk carriers. We currently own seven vessels, each of which is owned through a separate wholly owned subsidiary.

In January 2007, Ion G. Varouxakis purchased all of the common stock owned by our two other co-founding shareholders. He simultaneously sold a portion of the common stock owned by him to FS Holdings Limited, an entity controlled by the Restis family, and to certain other investors. Immediately following these transactions, our Board of Directors appointed Ion G. Varouxakis Chairman of the Board and President, our two other co-founding shareholders and one other director resigned from the Board of Directors, and two new directors were appointed to fill the vacancies.

On September 30, 2010, our shareholders approved a one-for-five reverse split of our outstanding common stock effective October 1, 2010.

As of June 28, 2012, we had outstanding 6,575,625 shares of our common stock.

Our common stock currently trades on the NASDAQ Global Market under the trading symbol “FREE.”

Our Executive Offices

Our principal executive offices are located at 10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 10671, Athens, Greece and our telephone number is 011-30-210-452-8770.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to those risks described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the SEC, you should consider carefully the risks described below, together with the other information contained in this prospectus before making a decision to invest in our common stock.

Risk Factors Relating to FreeSeas

At December 31, 2011 FreeSeas’ current liabilities exceeded its current assets, which could impair its ability to successfully operate its business and could have material adverse effects on its revenues, cash flows and profitability and its ability to comply with its debt covenants and pay its debt service and other obligations.

At December 31, 2011, FreeSeas’ current liabilities exceeded its current assets by $47,186. As a result of the historically low charter rates for drybulk vessels which have been affecting FreeSeas for over one year, and the resulting material adverse impact on FreeSeas’ results from operations, FreeSeas has undertaken negotiations with each of its lenders to restructure FreeSeas’ debt repayments. On May 31, 2012, FreeSeas and Credit Suisse entered in a Sixth Supplemental Agreement to its Facility Agreement with Credit Suisse, which provided for, among other things, a deferral of principal payments until March 31, 2014.

In February, March and April 2012, FreeSeas received notifications from the Deutsche Bank and FBB that FreeSeas is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. FreeSeas and Deutsche Bank are currently documenting an amendment to the Deutsche Bank facility agreement that is expected to provide for, among other things, a deferral of principal payments and other relief. FreeSeas is seeking and will continue to seek similar restructured loan terms from FBB. If FreeSeas is not able to enter into a definitive amendment with Deutsche Bank or reach agreement with FBB as to restructured loan terms, or if FreeSeas is unable to comply with its restructured loan terms, this could lead to the acceleration of the outstanding debt under its debt agreements. FreeSeas’ failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on FreeSeas’ business operations, financial condition and liquidity.

All of the above raises doubt regarding FreeSeas’ ability to continue as a going concern.

FreeSeas is currently exploring several alternatives aiming to manage its working capital requirements and other commitments if current market charter hire rates continue, including a share capital increase, disposition of certain vessels in its current fleet, and taking steps to achieve additional reductions in operating and other costs.

Generally accepted accounting principles require that long–term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. Accordingly, as of December 31, 2011, FreeSeas is required to reclassify its long term debt as current liabilities in its consolidated balance sheet since FreeSeas has not received waivers in respect of the covenants that are breached at such time. As FreeSeas believes it will succeed in restructuring its debt and receive the necessary waivers, the consolidated financial statements as of December 31, 2011, were prepared assuming that FreeSeas would continue as a going concern. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event FreeSeas is unable to continue as a going concern, except for the current classification of debt.

The market values of our vessels have declined and may further decrease, and we may incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings and our ability to implement our fleet renewal program.

The market values of our vessels will fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of our vessels, applicable governmental regulations and the cost of newbuildings.

If a determination is made that a vessel’s future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its carrying amount on our financial statements that would result in a charge against our earnings and the reduction of our shareholders’ equity. If for any reason we sell our vessels at a time when prices have fallen, the sale price may be less than the vessels’ carrying amount on our financial statements, and we would incur a loss and a reduction in earnings. During the year ended December 31, 2011, we incurred an impairment loss of $69,998 due to expected sales of certain vessels.

We have incurred secured debt under loan agreements for all of our vessels. The market value of our vessels is based, in part, on charter rates and the stability of charter rates over a period of time. As a result of global economic conditions, volatility in charter rates, generally declining charter rates, and other factors, we have recently experienced a decrease in the market value of our vessels. Due to the decline of the market value of our fleet, we were not in compliance with certain covenants of our existing loan agreements that relate to maintenance of asset values and, as a result, we may not be able to refinance our debt or obtain additional financing. There can be no assurances that charter rates will stabilize or increase, that the market value of our vessels will stabilize or increase or that we will regain compliance with the financial covenants in our loan agreements or that our lenders will agree to waivers or forbearances.

On November 8, 2011, we sold the M/V Free Lady for a sale price of $21.9 million. If we fail to sell our other vessels currently held for sale (the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala, and the M/V Free Neptune), or fail to sell them at prices acceptable to us, we may not be able to acquire the vessels necessary to implement our fleet renewal program which, in turn, could have a material adverse effect on our competitiveness and business operations.

We have been in breach of certain loan covenants contained in our loan agreements. Although we have entered into an amendment to one of our loan facilities, if we are not successful in obtaining waivers and amendments from our other lenders with respect to covenants breached, our lenders may declare an event of default and accelerate our outstanding indebtedness under the relevant agreement, which would impair our ability to continue to conduct our business, which raises substantial doubt about our ability to continue as a going concern.

Our loan agreements require that we comply with certain financial and other covenants. As a result of the drop in our drybulk asset values we were not in compliance with covenants relating to vessel values as of December 31, 2011. In addition, we were in breach of interest cover ratios, leverage and minimum liquidity covenants with certain banks not previously waived. A violation of these covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, increase our interest payments and/or pay down our indebtedness to a level where we are in compliance with our loan covenants. Furthermore, our lenders may accelerate our indebtedness and foreclose their liens on our vessels, in which case our vessels may be auctioned or otherwise transferred which would impair our ability to continue to conduct our business. As a result of these breaches, our total indebtedness of $88.9 million is presented within current liabilities in the December 31, 2011 consolidated balance sheet.

Pursuant to letter agreements dated September 6, 2011 and September 19, 2011 with Credit Suisse, which resolved a default by us under the Credit Suisse facility agreement, FreeSeas agreed to execute a sale contract in respect of either of the M/V Free Jupiter or the M/V Free Lady no later than October 10, 2011. On November 8, 2011, FreeSeas sold the M/V Free Lady for a sale price of $21.9 million. Pursuant to the Fifth Supplemental Agreement dated November 7, 2011 with Credit Suisse, FreeSeas agreed to enter into a period time charter of at least 12 months for all its mortgaged vessels no later than December 31, 2011, which charter would cover the vessel’s debt service plus $1.0 million. If the foregoing time charter was not entered into by the required date, FreeSeas agreed that it would sell either the M/V Free Jupiter or both the M/V Free Goddess and the M/V Free Hero by January 31, 2012. FreeSeas did not conclude any time charter agreement or any agreement for the sale of the above-mentioned vessels. On May 31, 2012, FreeSeas and Credit Suisse entered in a Sixth Supplemental Agreement to its Facility Agreement with Credit Suisse, which provided for, among other things, a deferral of principal payments until March 31, 2014.

In February, March and April 2012, FreeSeas received notifications from Deutsche Bank and FBB that it is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. FreeSeas and Deutsche Bank are currently documenting an amendment to the Deutsche Bank facility agreement that is expected to provide for, among other things, a deferral of principal payments and other relief. FreeSeas is seeking and will continue to seek similar restructured loan terms from FBB. If FreeSeas is not able to enter into a definitive amendment with Deutsche Bank or reach agreement with FBB as to restructured loan terms, or if FreeSeas is unable to comply with its restructured loan terms, this could lead to the acceleration of the outstanding debt under its debt agreements. FreeSeas’ failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on FreeSeas’ business operations, financial condition and liquidity.

All of the above raises doubt regarding FreeSeas’ ability to continue as a going concern.

Our loan agreements contain covenants that may limit our liquidity and corporate activities, including our ability to pay dividends.

If the drybulk market remains depressed or further declines, we may require further waivers and/or covenant amendments to our loan agreements relating to our compliance with certain covenants for certain periods of time. The waivers and/or covenant amendments may impose additional operating and financial restrictions on us and modify the terms of our existing loan agreements. Any such waivers or amendments, if needed, could contain such additional restrictions and might not be granted at all.

Our loan agreements require that we maintain certain financial and other covenants. The low drybulk charter rates and drybulk vessel values have previously affected, and may in the future affect, our ability to comply with these covenants. A violation of these covenants constitutes an event of default under our credit facilities and would provide our lenders with various remedies, including the right to require us to post additional collateral, enhance our equity and liquidity, withhold payment of dividends, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or reclassify our indebtedness as current liabilities. Our lenders could also accelerate our indebtedness and foreclose their liens on our vessels. The exercise of any of these remedies could materially adversely impair our ability to continue to conduct our business. Moreover, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As described above, FreeSeas was in breach of its financial covenants as of December 31, 2011 and received in February, March and April 2012 notifications from Deutsche Bank and FBB that it is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. FreeSeas and Deutsche Bank are currently documenting an amendment to the Deutsche Bank facility agreement that is expected to provide for, among other things, a deferral of principal payments and other relief. FreeSeas is seeking and will continue to seek similar restructured loan terms from FBB. If FreeSeas is not able to enter into a definitive amendment with Deutsche Bank or reach agreement with FBB as to restructured loan terms, or if FreeSeas is unable to comply with its restructured loan terms, this could lead to the acceleration of the outstanding debt. FreeSeas’ failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness, would have a material adverse effect on its business operations, financial condition and liquidity.

All of the above raises doubt regarding FreeSeas’ ability to continue as a going concern.

As a result of our loan covenants, our lenders have imposed operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures;

•	change the management of our vessels or terminate or materially amend our management agreements; and

•	sell our vessels.

The amended and restated credit agreement dated September 15, 2009 with Deutsche Bank does not allow us to pay dividends without their prior written approval, such approval not to be unreasonably withheld. If we need covenant waivers, our lenders may impose additional restrictions and may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness, and increase the interest rates they charge us on our outstanding indebtedness. We may be required to use a significant portion of the net proceeds from any future capital raising to repay a portion of our outstanding indebtedness. We agreed to pay Deutsche Bank up to 10% of the net proceeds of any capital raises up to a maximum of $3.0 million in the aggregate. We have already paid approximately $1.7 million from our proceeds from the July 2009 follow-on offering. Deutsche Bank has verbally advised us that it will agree to amend our existing loan agreement and modify this requirement. Following such anticipated amendment, this provision will not apply to the proceeds from sales of our common stock under the SEDA. These potential restrictions and requirements may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

Servicing debt may limit funds available for other purposes and inability to service debt may lead to acceleration of debt and foreclosure on our fleet.

To finance our fleet, we incurred secured debt under various loan agreements. As of December 31, 2011, we had outstanding an aggregate of $88,946 in debt. We will be required to dedicate a significant portion of our cash flow from operations to pay the principal and interest on our debt. These payments will limit funds otherwise available for working capital, capital expenditures and other purposes. We will need to incur additional indebtedness as we further renew and expand our fleet, which may increase our ratio of debt to equity. We may not be able to obtain such financing when desired or on terms acceptable to us. The need to service our debt may limit funds available for other purposes, including distributing cash to our shareholders, and our inability to service debt could lead to acceleration of our debt and foreclosure of our fleet. We may not be able to generate cash flow in amounts that are sufficient for these purposes.

We have failed to make payments due under our contracts to purchase newbuilding vessels. As a result, the contracting shipyard has terminated both contracts and could claim losses as a result of our default.

We have entered into contracts with a Chinese shipyard to purchase two newbuilding Handysize drybulk vessels, of approximately 33,600 dwt each, for an aggregate purchase price of approximately $48.8 million (excluding extra costs of approximately $1,080). As of December 31, 2011, we have paid the Chinese shipyard $9.76 million in the aggregate. By letter dated February 25, 2012, FreeSeas received notice from the shipyard that it had failed to pay the payment of $3,660 due on February 11, 2012 under the first contract and was therefore in default under its obligations under this contract. The shipyard terminated this contract by notice dated April 28, 2012 to FreeSeas. By letter dated May 7, 2012, FreeSeas received notice from the shipyard pursuant to its newbuilding contracts that it had failed to pay the payment of $3,660 due on April 21, 2012 under the second contract and was therefore in default under its obligations under this contract and received notice of cancellation of this contract by letter dated June 4, 2012 from the shipyard.

The shipyard may claim losses incurred as a result of our default. In such event, we may not be able to reclaim the payments made by us. Further, the payment of any claims arising from such default and failure to successfully implement our fleet renewal plan could adversely affect our earnings, our financial conditions and our business opportunities. In addition, FreeSeas’ agreement with ABN AMRO Bank (“ABN AMRO”) to finance these newbuilding vessels was terminated by ABN AMRO. Pursuant to a settlement agreement entered into on April 13, 2012, ABN AMRO agreed to return to FreeSeas all commitment fees paid to date, totaling $418 less legal fees, and all further obligations of the parties have been terminated. As a result, FreeSeas no longer has financing committed for the remaining installments due under the remaining newbuilding contract, making it unlikely that it will be able to take delivery of this newbuilding.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder, such as our lenders, may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner or managed by the same manager. Claimants could try to assert “sister ship” liability against one of our vessels for claims relating to another of our vessels or a vessel managed by our Manager.

Economic conditions and regulatory pressures impacting banks in Greece may cause disruptions to one of our lenders, which may cause an increase in the cost of our borrowings from that lender.

One of our lenders is FBB, located in Greece. As a result of the recent financial crisis in Greece, Greek banks have been under significant pressure from the applicable banking regulators to increase capital, increase earnings or merge with other banks. There can be no assurances that our banking relationship with FBB would continue if FBB were to merge with another bank or that FBB might not attempt to invoke provisions in our loan agreement that permits it to pass along increases in its cost of regulations. In either event, our financial condition and results of operations could be materially adversely affected.

The Public Company Accounting Oversight Board is currently unable to inspect the audit work and practices of auditors operating in Greece, including our auditor.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union, or EU, countries do not permit the PCAOB to conduct inspections of accounting firms established and operating in EU countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike the shareholders of most U.S. public companies, our shareholders are deprived of the possible benefits of such inspections.

Risks Related to this Offering and Our Common Stock

There are substantial risks associated with the Standby Equity Distribution Agreement with YA Global Master SPV Ltd., which could contribute to the decline of our stock price and have a dilutive impact on our existing stockholders.

The sale of shares of our common stock pursuant to the SEDA will have a dilutive impact on our stockholders. YA Global may resell some, if not all, of the shares we issue to it under the SEDA and such sales could cause the market price of our common stock to decline significantly. To the extent of any such decline, any subsequent advances would require us to issue a greater number of shares of common stock to YA Global in exchange for each dollar of the advance. Under these circumstances, our existing stockholders would experience greater dilution. Although YA Global is precluded from short sales, the sale of our common stock under the SEDA could encourage short sales by third parties, which could contribute to the further decline of our stock price.

Our executive officers, directors and principal stockholders own a large percentage of our voting common stock and could limit our stockholders’ influence on corporate decisions or could delay or prevent a change in corporate control.

As of June 28, 2012, our directors, executive officers and certain holders of more than 5% of our outstanding common stock, together with their affiliates and related persons, beneficially own, in the aggregate, approximately 19% of our outstanding common stock; if the 199,642 shares issuable to our non-executive directors and the 1,660,694 shares issuable to our Manager, which were granted by our Board of Directors at its April 2012 meeting, were included, that percentage would increase to approximately 37%. As a result, these stockholders, if acting together, have the ability to determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets and other extraordinary transactions. The interests of this group of stockholders may not always coincide with our corporate interests or the interest of other stockholders, and they may act in a manner with which you may not agree or that may not be in the best interests of other stockholders. This concentration of ownership may have the effect of:

•	delaying, deferring or preventing a change in control of our company;

•	entrenching our management and/or board;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

The market price of our common stock has been and may in the future be subject to significant fluctuations.

The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

•	quarterly variations in our results of operations;

•	our lenders’ willingness to extend our loan covenant waivers, if necessary;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	changes in earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	the thin trading market for our common stock, which makes it somewhat illiquid;

•	the current ineligibility of our common stock to be the subject of margin loans because of its low current market price;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions; and

•	domestic and international economic, market and currency factors unrelated to our performance.

The stock markets in general, and the markets for drybulk shipping and shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.

As long as our stock price remains below $5.00 per share, our shareholders will face restrictions in using our shares as collateral for margin accounts. Further, if our stock price remains below $1.00 or our market capitalization falls below $5 million, we may be subject to delisting or be forced to take action to cure this problem.

The last reported sale price of our common stock on the NASDAQ Global Market on June 28, 2012 was $0.74 per share. If the market price of our shares of common stock remains below $5.00 per share, under Federal Reserve regulations and account maintenance rules of many brokerages, our shareholders will face restrictions in using such shares as collateral for borrowing in margin accounts. These restrictions on the use of our common stock as collateral may lead to sales of such shares creating downward pressure on and increased volatility in, the market price of our shares of common stock. In addition, many institutional investors will not invest in stocks whose prices are below $5.00 per share.

If we are unable to achieve compliance with NASDAQ’s listing requirements, our common stock could be delisted from the NASDAQ Global Market, which would negatively impact our liquidity, our stockholders’ ability to sell shares and our ability to raise capital.

Our listing on the NASDAQ Global Market is conditioned upon our continued compliance with the NASDAQ Marketplace Rules, including a rule that requires that we continue to meet the minimum bid price requirement as well as certain equity or market standards including maintenance of a minimum stockholders’ equity level, having a minimum number of publicly held shares, and a minimum number of registered and active market makers. We received letters dated June 21, 2012 and June 25, 2012 from NASDAQ stating that for the previous 30 consecutive business days, the bid price of our common stock closed below the minimum $1.00 per share and the market value of our publicly held common stock, or MVPHS, was below the minimum of $5,000,000. These are both requirements for continued listing on the NASDAQ Global Market pursuant to NASDAQ Marketplace Rules 5450(a)(1), the Minimum Bid Price Rule, and 5450(b)(1), the MVPHS Rule, respectively. These letters have no immediate effect on the listing of the Company’s common stock. We have been provided a grace period of 180 calendar days to regain compliance by maintaining a closing bid price of at least $1.00 per share (which grace period ends December 18, 2012) and a closing MVPHS of $5,000,000 or more for a minimum of ten consecutive business days (which grace period ends December 24, 2012). If at any time before those dates, the bid price of our common stock closes at $1.00 per share or more and its MVPHS closes at $5,000,000 or more for a minimum of 10 consecutive business days, NASDAQ will notify us that we have achieved compliance with the Minimum Bid Price Rule and the MVPHS Rule.

If we fail to comply with NASDAQ’s continued listing requirements, our common stock could be delisted from the NASDAQ Global Market. The delisting of our common stock would significantly affect the ability of investors to trade our securities and would significantly negatively affect the value and liquidity of our common stock. In addition, the delisting of our common stock could materially adversely affect our ability to raise capital on terms acceptable to us or at all. Delisting from the NASDAQ Global Market could also have other negative results, including the potential loss of confidence by suppliers and employees, the loss of institutional investor interest and fewer business development opportunities.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements and are not required to obtain shareholder approval for the sale of shares under the SEDA.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. For example, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings. In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, a stock issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. In particular, we are not required to obtain shareholder approval for our sale of shares pursuant to the SEDA, which may result in the issuance of shares totaling more than 20% of our outstanding shares. Accordingly, our shareholders may not be afforded the same protections as provided under NASDAQ’s corporate governance rules.

Future sales or issuances of our stock could cause the market price of our common stock to decline.

Issuance of a substantial number of shares of our common stock in public or private offerings, including pursuant to the SEDA, or in payment of obligations due, or the perception that these issuances could occur, may depress the market price for our common stock. These issuances could also impair our ability to raise additional capital through the sale of our equity securities in the future. We may issue additional shares of our common stock in the future and our shareholders may elect to sell large numbers of shares held by them from time to time. Also, we may need to raise additional capital to achieve our business plans.

Because the Republic of the Marshall Islands, where we are incorporated, does not have a well-developed body of corporate law, shareholders may have fewer rights and protections than under typical United States law, such as Delaware, and shareholders may have difficulty in protecting their interest with regard to actions taken by our Board of Directors.

Our corporate affairs are governed by amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

It may not be possible for investors to enforce U.S. judgments against us.

We, and all our subsidiaries, are or will be incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries and will be located outside the U.S. In addition, most of our directors and officers are or will be non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are or will be located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries, or our directors and officers, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

Provisions in our organizational documents, our management agreement and under Marshall Islands corporate law could make it difficult for our shareholders to replace or remove our current Board of Directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and by-laws, and certain provisions of the Marshall Islands corporate law, could make it difficult for our shareholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, these provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

•	authorizing our Board of Directors to issue “blank check” preferred stock without shareholder approval;

•	providing for a classified Board of Directors with staggered, three year terms;

•	prohibiting cumulative voting in the election of directors;

•

authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a two-thirds majority of the outstanding shares of our common shares, voting as a single class, entitled to vote for the directors;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for election to our Board of Directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

•	limiting our ability to enter into business combination transactions with certain shareholders.

Pursuant to the terms of our management agreement, our Manager is entitled to a termination fee if such agreement is terminated upon a “change of control,” which term includes, but is not limited to, the election of a director not recommended by the then-current Board of Directors, any person or entity or group of affiliated persons or entities that becomes a beneficial owner of 15% or more of our voting securities, a merger of FreeSeas where less than a majority of the shares of the resulting entity are held by the FreeSeas shareholders or the sale of all or substantially all of FreeSeas’ assets. The termination fee as of December 31, 2011 would have been approximately $101 million. In addition, we have implemented a shareholder rights plan pursuant to which the holders of our common stock receive one right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $90.00 per share, subject to adjustment. The rights become exercisable upon the occurrence of certain change in control events. These provisions and our shareholder rights plan could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations and our performance. Our forward-looking statements include, but are not limited to, statements regarding us or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “forcasts,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to comply with our loan covenants, to repay our indebtedness and to continue as a going concern;

•	potential liability from future litigation and incidents involving our vessels, including seizures by pirates, and our expected recoveries of claims under our insurance policies;

•	our ability to comply with the continued listing standards on the exchange or trading market on which our common stock is listed for trading;

•	our ability to pay dividends in the future;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	business strategy, areas of possible expansion, and expected capital spending or operating expenses and general and administrative expenses;

•	the useful lives and value of our vessels;

•	our ability to receive in full or partially our accounts receivable and insurance claims;

•	greater than anticipated levels of drybulk vessel new building orders or lower than anticipated rates of drybulk vessel scrapping;

•	changes in the cost of other modes of bulk commodity transportation;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	changes in condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry-docking costs);

•	competition in the seaborne transportation industry;

•	global and regional economic and political conditions;

•	fluctuations in currencies and interest rates;

•	our ability to leverage to our advantage the relationships and reputation Free Bulkers S.A., our Manager, has in the drybulk shipping industry;

•	the overall health and condition of the U.S. and global financial markets;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors” in this prospectus.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and/or if and when management knows or has a reasonable basis on which to conclude that previously disclosed projections are no longer reasonably attainable.

PRICE RANGE OF OUR PUBLICLY TRADED SECURITIES

Our common stock began trading on the NASDAQ Global Market on November 8, 2007 under the trading symbol “FREE.” Prior to that time, our common stock was traded on the NASDAQ Capital Market under the symbol “FREE.”

The closing high and low sales prices of our common stock as reported by the NASDAQ Stock Market, for the years, quarters and months indicated, are as follows (adjusted to give effect of our one share for five share reverse stock split that was effective on October 1, 2010):

	Common Stock
For the Years Ended:	High	Low
December 31, 2007	$51.20	$13.80
December 31, 2008	39.85	4.50
December 31, 2009	17.45	5.85
December 31, 2010	7.95	3.61
December 31, 2011	3.89	0.40

	Common Stock
For the Quarters Ended:	High	Low
March 31, 2010	$6.70	$6.40
June 30, 2010	7.45	5.85
September 30, 2010	6.00	4.50
December 31, 2010	5.08	3.61
March 31, 2011	3.89	2.75
June 30, 2011	2.80	1.75
September 30, 2011	2.27	0.82
December 31, 2011	1.13	0.40
March 31, 2012	0.93	0.80
June 29, 2012	1.85	0.63

	Common Stock
For the Months Ended:	High	Low
January 31, 2012	$0.50	$0.36
February 29, 2012	1.11	0.86
March 31, 2012	1.20	1.10
April 30, 2012	1.85	0.99
May 31, 2012	1.20	0.63
June 29, 2012	0.75	0.64

DIVIDEND POLICY

In light of a lower freight environment and a highly challenging financing environment, which has adversely affected our results of operations and our compliance with our debt obligations, our Board of Directors, beginning in February 2009, suspended the cash dividend on our common stock. Our dividend policy will be assessed by our Board of Directors from time to time; however, it is not likely that we will reinstate the payment of dividends until market conditions improve. In addition, our loan agreements do not allow us to pay dividends without the prior written approval of our lenders. Therefore, there can be no assurance that, if we were to determine to resume paying cash dividends, our lenders would provide any required consent.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholder. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholder. We will, however, receive proceeds from any sale of shares of common stock to YA Global pursuant to the SEDA. For each share of common stock purchased under the SEDA, YA Global will pay 96% of the lowest daily volume weighted average price during the five consecutive trading days after we deliver an advance notice to YA Global. Each such advance may be for an amount not to exceed the greater of $200,000 or the average daily trading volume of our common stock for the 10 consecutive trading days prior to the notice date.

We anticipate, and have represented to YA Global in the SEDA, that the proceeds received under the SEDA will be utilized only for working capital and general corporate purposes.

Deutsche Bank has verbally advised us that it will agree to amend our existing loan agreement and modify the requirement to pay to Deutsche Bank up to 10% of the net proceeds of any capital raises up to a maximum of $3.0 million in the aggregate, of which we have already paid approximately $1.7 million. Following such anticipated amendment, this provision will not apply to the proceeds from sales of our common stock under the SEDA.

For a description of our loan facilities, please see “Item 5. Operating and Financial Review and Prospects –Long-Term Debt” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011. Our annual Report on Form 20-F is incorporated by reference into this prospectus. Please see “Incorporation of Certain Information by Reference” below.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2011. There have been no material changes in our capitalization between December 31, 2011 and the date of this prospectus.

(U.S. dollars in thousands,
except share amounts)

Debt:
Long-term debt, current portion	$88,946
Long-term debt, net of current portion	—

Total debt	$88,946

Shareholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized, none issued	—
Common stock, $0.001 par value; 250,000,000 shares authorized, 6,475,625 shares issued and outstanding(1)	6
Additional paid-in capital	127,759
Retained earnings	(92,646)

Total shareholders’ equity	35,119

Total capitalization	$124,065

(1)	Does not include:

•

1,660,694 shares of common stock to be issued to our Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 under the management and services agreements with us. The number of shares to be issued to the Manager was based on the closing prices of our common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. Also does not include an aggregate of 199,642 shares of our common stock to be issued to the non-executive members of our Board of Directors in payment of $31 per person in unpaid Board fees for the last three quarters of 2011. The aggregate number of shares to be issued to the directors was based on the closing prices of our common stock on the last day of each of the last three quarters of 2011, which are the dates that the Board fees were due and payable; and

•	100,000 shares issued to YA Global as a commitment fee under the SEDA.

SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

The following summary financial information and data were derived from our audited consolidated financial statements for the years ended December 31, 2011, 2010, 2009, 2008 and 2007. The information is only a summary and should be read in conjunction with our historical consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the SEC. Please see “Incorporation of Certain Information by Reference.” The historical data included below and elsewhere in this prospectus are not necessarily indicative of our future performance.

All amounts in the tables below are in thousands of U.S. dollars, except for share data, per share data and per diem amounts.

Year Ended December 31,
2011	2010	2009	2008	2007
Statement of Operations Data:
Operating revenues	$29,538	$57,650	$57,533	$66,689	$20,147
Voyage expenses	(807)	(1,887)	(1,394)	(527)	(267)
Commissions	(1,777)	(3,357)	(3,089)	(3,383)	(1,095)
Vessel operating expenses	(14,563)	(18,607)	(17,813)	(16,354)	(6,001)
Depreciation expense	(8,664)	(15,365)	(16,006)	(13,349)	(4,435)
Amortization of deferred charges	(915)	(1,888)	(1,742)	(788)	(757)
Management fees to a related party	(1,900)	(1,978)	(1,874)	(2,634)	(875)
General and administrative expenses	(4,734)	(4,494)	(4,156)	(2,863)	(2,207)
Provision and write-offs of insurance claims and bad debts	(133)	(1,250)	—	(221)	(118)
Gain on sale of vessel	1,561	807	—	—	1,369
Vessel impairment loss	(69,998)	(26,631)	—	—	—
Impairment of advances for vessels under construction	(11,717)	—	—	—	—
Income / (loss) from operations	$(84,109)	$(17,000)	$11,459	$26,570	$5,761
Interest and finance costs	(4,003)	(4,375)	(4,323)	(6,453)	(5,774)
Loss on derivative instruments	(178)	(465)	(111)	(1,456)	(749)
Interest income	4	37	24	580	639
Other	90	(18)	(190)	(49)	(33)
Net income / (loss)	$(88,196)	$(21,821)	$6,859	$19,192	$(156)
Basic earnings / (loss) per share	$(13.60)	$(3.46)	$1.35	$4.57	$(0.09)
Diluted earnings / (loss) per share	$(13.60)	$(3.46)	$1.35	$4.56	$(0.09)
Basic weighted average number of shares	6,485,072	6,313,606	5,092,772	4,201,299	1,757,613
Diluted weighted average number of shares	6,485,072	6,313,606	5,092,772	4,210,393	1,757,613
Dividends per share	$—	$—	$—	$2.25	$0.875

Year Ended December 31,
2011	2010	2009	2008	2007
Balance Sheet Data:
Current assets, including cash	$52,675	(A)	$27,691	(B)	$22,125	$27,184	$81,440
Vessels, net	81,419	213,691	270,701	275,405	108,021
Total assets	134,980	250,984	297,321	307,861	191,972
Total current liabilities, including current portion of long-term debt	99,861	(D)	29,819	(C)	29,488	50,768	34,097
Derivative financial instruments, net of current portion	—	538	684	1,337	749
Long-term debt, including shareholder loans net of current portion	—	97,437	122,559	133,650	44,500
Total liabilities	99,861	127,794	152,869	187,006	79,346
Total shareholders’ equity	35,119	123,190	144,452	120,855	112,626

(A)	Includes vessels held for sale in the amount of $45,272.
(B)	Includes a vessel held for sale in the amount of $13,606.
(C)	Includes the estimated loan prepayment amount of $8,760 relating to the vessel held for sale.
(D)	Includes the amounts of long-term debt and interest rate swaps amounting to $88,946 and $760, respectively, classified as current at December 31, 2011.

	Year Ended December 31,
	2011	2010	2009	2008	2007
Other Financial Data:
Net cash provided by operating activities	$4,470	$20,802	$21,391	$32,563	$5,071
Net cash provided by (used in) investing activities	18,422	(2,819)	(11,302)	(182,539)	(86,979)
Net cash provided by (used in) financing activities	(26,255)	(20,630)	(7,126)	89,960	144,930

	Year Ended December 31,
	2011	2010	2009	2008	2007
Performance Indicators:
Adjusted EBITDA(1)	$5,833	$26,834	$30,337	$41,517	$8,249
Fleet Data:
Average number of vessels(2)	8.21	9.65	9.35	7.36	3.30
Ownership days(3)	2,998	3,523	3,414	2,688	1,206
Available days(4)	2,960	3,430	3,373	2,605	1,177
Operating days(5)	2,865	3,329	3,294	2,441	1,048
Fleet utilization(6)	97%	97%	98%	94%	89%
Average Daily Results:
Average TCE rate(7)	$9,408	$15,742	$16,105	$25,719	$17,925
Vessel operating expenses(8)	4,858	5,282	5,218	6,084	4,976
Management fees(9)	634	561	549	616	601
General and administrative expenses(10)	1,538	1,117	1,073	1,390	1,875
Total vessel operating expenses(11)	5,491	5,843	5,767	6,700	5,577

(1)	Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, amortization of deferred revenue, back log asset, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, impairment of advances for vessels under construction, interest and finance cost net, provision and write-offs of insurance claims and bad debts, and (gain)/loss on sale of vessel. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. FreeSeas uses Adjusted EBITDA because it presents useful information to management regarding FreeSeas’ ability to service and/or incur indebtedness by excluding items that it does not believe are indicative of its core operating performance, and therefore is an alternative measure of its performance. FreeSeas also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of FreeSeas’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

	Year Ended December 31,
	2011	2010	2009	2008	2007
Net income (loss)	$(88,196)	$(21,821)	$6,859	$19,192	$(156)
Depreciation and amortization	9,579	17,253	17,748	14,137	5,192
Amortization of deferred revenue	(136)	(1,034)	(81)	(368)	(1,516)
Back log asset	—	—	907	899	—
Stock-based compensation expense	122	559	494	107	96
Vessel impairment loss	69,998	26,631	—	—	—
Impairment of advances for vessels under construction	11,717	—	—	—	—
(Gain) / Loss on derivative instruments	178	465	111	1,456	749
Interest and finance cost, net of interest income	3,999	4,338	4,299	5,873	5,135
(Gain) on sale of vessel	(1,561)	(807)	—	—	(1,369)
Provision and write-offs of insurance claims and bad debts	133	1,250	—	221	118

Adjusted EBITDA	$5,833	$26,834	$30,337	$41,517	$8,249

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.
(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.
(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.
(7)	Time charter equivalent, or TCE, is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Year Ended December 31,
	2011	2010	2009	2008	2007
Operating revenues	$29,538	$57,650	$57,533	$66,689	$20,147
Voyage expenses and commissions	(2,584)	(5,244)	(4,483)	(3,910)	(1,362)

Net operating revenues	26,954	52,406	53,050	62,779	18,785
Operating days	2,865	3,329	3,294	2,441	1,048

Time charter equivalent daily rate	$9,408	$15,742	$16,105	$25,719	$17,925

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Year Ended December 31,
	2011	2010	2009	2008	2007
Vessel operating expenses	$14,563	$18,607	$17,813	$16,354	$6,001
Ownership days	2,998	3,523	3,414	2,688	1,206

Daily vessel operating expenses	$4,858	$5,282	$5,218	$6,084	$4,976

(9)	Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.
(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation expense) by ownership days for the relevant period.
(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expense and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

OTHER INFORMATION ABOUT THE COMPANY

Additional information regarding our business, assets, loan facilities, legal proceedings, quantitative and qualitative disclosures about market risk, “Operating and Financial Review and Prospects,” liquidity and capital resources, our directors and executive officers, compensation of management and our directors, security ownership of certain beneficial owners and management, and certain relationships and related transactions, as well as our consolidated financial statements at December 31, 2011, 2010 and 2009 and for the years then ended, are incorporated in this prospectus by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011. Please see “Incorporation of Certain Information by Reference,” below.

There have been no material changes in our affairs that have occurred since December 31, 2011 that have not been described in our Form 20-F or in a Form 6-K filed under the Exchange Act.

DESCRIPTION OF SECURITIES

We have summarized below the material features of our capital stock. This summary is not a complete discussion of our organizational documents and other instruments that create the rights of our shareholders. We urge you to carefully read those documents and instruments. Please see “Where You Can Find Additional Information” for information on how to obtain copies of those documents and instruments.

Our authorized capital stock consists of 250,000,000 shares of common stock, par value, $.001 per share, and 5,000,000 shares of blank check preferred stock, par value, $.001 per share, none of which are outstanding. All of our shares of stock must be in registered form.

Common Stock

As of June 28, 2012, 6,575,625 shares of common stock were outstanding out of 250,000,000 shares authorized to be issued. As of June 28, 2012, 12,000 shares of common stock were reserved for issuance upon the exercise of outstanding options.

At its April 2012 meeting, our Board of Directors approved the issuance of 1,660,694 shares of common stock to our Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 under the management and services agreements with us. The number of shares to be issued to the Manager was based on the closing prices of our common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. Upon issuance of these restricted shares, Mr. Varouxakis, who is our Chairman, Chief Executive Officer and President and the owner of the Manager, will beneficially own 26% of the outstanding common stock of the Company. The Board also approved the issuance of an aggregate of 199,642 shares of our common stock to the non-executive members of our Board of Directors in payment of $31 per person in unpaid Board fees for the last three quarters of 2011. The aggregate number of shares to be issued to the directors was based on the closing prices of our common stock on the last day of each of the last three quarters of 2011, which are the dates that the Board fees were due and payable. All of the foregoing shares, when issued, will be restricted shares under applicable U.S. securities laws.

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to shares of preferred stock that may be issued in the future, holders of shares of common stock are entitled to receive dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock that FreeSeas may issue in the future.

Our previously outstanding Class A warrants expired on July 29, 2011 and Class Z warrants expired on August 12, 2011.

Preferred Stock

As of the date of this prospectus, we are authorized to issue up to 5,000,000 shares of “blank check” preferred stock. Our Board of Directors can determine the rights, designations and preferences of the preferred stock, and authorize the issuance of shares of preferred stock without any further vote or action by our shareholders.

We have entered into a shareholders rights agreement with American Stock Transfer & Trust Company, LLC effective January 14, 2009 and declared a dividend of one purchase right, or a Right, to purchase one one-thousandth of a share of our Series A Participating Preferred Stock, par value $0.001 per share, for each outstanding share of our common stock. The dividend was paid on January 23, 2009 to our shareholders of record on that date. In addition, we authorized the issuance of one Right in respect of each share of common stock that shall become outstanding at any time between January 23, 2009 and the earliest of the “distribution date,” the “redemption date” or the “final expiration date,” as such terms are defined in the shareholders rights agreement, including shares of common stock that become outstanding upon the exercise or conversion of options, warrants or convertible securities as long as they are outstanding on the “distribution date.” Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Preferred Stock at an exercise price of $90.00, subject to adjustment. The Rights become exercisable under certain circumstances set forth in the shareholders rights agreement.

Other Securities

Employee Options

Pursuant to our Amended and Restated 2005 Stock Incentive Plan, there are outstanding options to purchase a total of 12,000 shares of our common stock, all of which options have vested. The options entitle the holders to purchase shares of our common stock at an exercise price of $41.25 per share until December 24, 2012.

Other Matters

Our Amended and Restated Articles of Incorporation and By-Laws

Our purpose, as stated in section 3.B. of our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our amended and restated articles of incorporation and by-laws do not impose any limitations on the ownership rights of our shareholders.

Under our by-laws, annual shareholders’ meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Republic of the Marshall Islands. Special meetings may be called by the Board of Directors, by our Chairman or by our President. Our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Directors

Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting. The Board of Directors has the authority to fix the amounts that shall be payable to the members of our Board of Directors for attendance at any meeting or for services rendered to us. Our by-laws provide, generally, that the vote to authorize a transaction by a director who has a financial interest in such transaction, or is an officer or director of the opposite party to the transaction, will be counted if, the material facts of the relationship or interest have been disclosed, and the transaction is approved by the appropriate number of our disinterested directors or by our shareholders.

Anti-Takeover Provisions of Amended and Restated Articles of Incorporation and By-Laws

Several provisions of our amended and restated articles of incorporation and by-laws and our shareholder rights plan may have anti-takeover effects. These are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control, and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire FreeSeas. These anti-takeover provisions, however, could also discourage, delay or prevent (1) the merger or acquisition of FreeSeas by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent directors and officers. These provisions are summarized below.

Blank Check Preferred Stock

Our Board of Directors has the authority, without any further vote or action by our shareholders, to issue up to 5,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of FreeSeas or the removal of our management.

Classified Board of Directors

Our directors serve staggered, three-year terms. Approximately one-third of our directors are elected each year. The classification of the directors could discourage a third party from making a tender offer for our stock or attempting to obtain control of FreeSeas. It could also delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

Supermajority Director Voting Requirement to Change Number of Directors

Our Board of Directors may only change the size of the board by a vote of not less than 66-2/3% of the directors then in office. This provision makes it more difficult to increase the number of directors in an attempt to gain a majority of directors through the addition of more directors.

Election and Removal of Directors

Cumulative voting in the election of directors is not permitted. Our amended and restated by-laws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation provide that directors may be removed only for cause and only upon the affirmative vote of either the holders of at least 66-2/3% of our issued and outstanding voting stock or by our Board of Directors. They also require advance written notice of any proposals by shareholders to remove a director. These provisions may discourage, delay or prevent the removal of incumbent directors and/or officers.

Limited Actions by Shareholders

The BCA provides that any action required or permitted to be taken by our shareholders must be done at an annual meeting or special meeting of shareholders or by the unanimous written consent of the shareholders. Our by-laws provide that only our Board of Directors, the Chairman or the President may call special meetings of shareholders. The BCA provides that the business that can be transacted at a special meeting of shareholders must be related to the purpose or purposes stated in the notice of the meeting.

Other Supermajority Voting Requirements

Our shareholders can make, alter, amend or repeal our by-laws only upon the affirmative vote of 66-2/3% of the outstanding shares of capital stock entitled to vote generally in the election of directors. The provisions of our amended and restated articles of incorporation with respect to directors and our by-laws can only be amended by the affirmative vote of 66-2/3% of the outstanding shares of capital stock entitled to vote generally in the election of directors. Such supermajority voting requirements make these provisions more difficult to change and thus may discourage, delay or prevent the removal of incumbent directors and/or officers.

Shareholder Rights Plan

We have implemented a shareholder rights plan pursuant to which the holders of our common stock receive one right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $90.00, subject to adjustment. The rights become exercisable upon the occurrence of certain change in control events. These anti-takeover provisions and our shareholder rights plan could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Our Transfer Agent

The transfer agent for our common stock is American Stock Transfer & Trust Company, LLC.

Limitations on Liability and Indemnification of Directors and Officers

Our Amended and Restated By-Laws provide that any person who is or was one of our directors or officers, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be entitled to be indemnified by us upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the Business Corporations Act (Part I of the Associations Law) of the Republic of the Marshall Islands, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated by-laws and by the Business Corporations Act of the Republic of the Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder “rights” plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholders’ Meetings

•	Held at a time and place as designated in the by-laws

•	Special meeting of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or bylaws

•	May be held within or outside the Marshall Islands

•	Notice:

•

Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and, unless it is the annual meeting, indicate that it is being issued by or at the direction of the person or persons calling the meeting. Notice of a special meeting shall also state the purpose for which the meeting is called

•	A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting
•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors

•	Special meeting of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or bylaws

•	May be held within or outside Delaware

•	Notice:

•

Whenever shareholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

•	Written notice shall be given not less than 10 nor more than 60 days before the date of the meeting

Shareholders’ Voting Rights

•	Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote	•	Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted

•	Any person authorized to vote may authorize another person to act for him by proxy	•	Any person authorized to vote may authorize another person or persons to act for him by proxy

•	Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting	•	For stock corporations, certificate of incorporation or bylaws may specify the number of members necessary to constitute a quorum but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting. In the absence of such specifications, a majority of shares entitled to vote at the meeting shall constitute a quorum

•	Once a quorum is present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders	•	Once a quorum is present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders

•	The articles of incorporation may provide for cumulative voting in the election of directors	•	The certificate of incorporation may provide for cumulative voting

•	Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a stockholder meeting	•	Any two or more corporations existing under the laws of state may merge into a single corporation pursuant to a board resolution and upon the majority vote by stockholders of each constituent corporation at an annual or special meeting

•	Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting	•	Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote

•	Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation	•	Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting

•	Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation or approval of the shareholders is required pursuant to the BCA	•	Any mortgage or pledge of a corporation’s property and assets may be authorized without vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides

Directors

•	The board must consist of at least one member

•	The number of members can be changed by an amendment to the by-laws, by the shareholders, or by action of the board under the specific provisions of a bylaw

•

If the board is authorized to change the number of directors, it can only do so by majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director

•	The board must consist of at least one member

•

The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation

•	If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate

•	Removal

•	Any or all of the directors may be removed for cause by vote of the shareholders

•	If the articles of incorporation or the by-laws so provide, any or all of the directors may be removed without cause by vote of the shareholders
•	Removal

•	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides

•	In the case of a classified board, stockholders may effect removal of any or all directors only for cause

Dissenter’s Rights of Appraisal

•

With limited exceptions, including for the shares of any class or series of stock listed on a securities exchange or admitted for trading on an interdealer quotation system, shareholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares

•

With limited exceptions, including a merger or consolidation of corporations whose stock is listed on a national securities exchange, in which listed stock is the offered consideration, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation

•

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

•	Alters or abolishes any preferential right of any outstanding shares having preference; or

•	Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares; or

•	Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

•	Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

Shareholder’s Derivative Actions

•

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of the transaction of which he complains, or that has shares or his interest therein devolved upon him by operation of law

•	A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort

•	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of the Marshall Islands

•	Reasonable expenses including attorney’s fees may be awarded if the action is successful

•

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and shares have a value of less than $50,000

•

In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or such stockholder’s stock must have thereafter devolved upon such stockholder by operation of law

•

Other requirements regarding derivative suits have been created by judicial decision, including that a stockholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile)

TAXATION

The following is a discussion of the material Marshall Islands and United States federal income tax consequences relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar, and investors that own, actually or under applicable constructive ownership rules, 10% or more of the voting power of our stock, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. Moreover, this discussion is based on the laws, regulations and other authorities in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Consequences

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders provided such stockholders are not residents of the Marshall Islands. Holders of our common stock or warrants who are not residents of, domiciled in, or carrying on any commercial activity in the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our common stock or warrants.

United States Federal Income Tax Consequences

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of the ownership and disposition of our common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion below is based, in part, upon Treasury Regulations promulgated under Section 883 of the Code, and in part, on the description of our business as described in “About Our Company” above and assumes that we conduct our business as described in that section.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF OUR COMMON STOCK ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUERS OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, constitutes income from sources within the United States, which we refer to as “U.S.-Source Gross Transportation Income” or “USSGTI.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. U.S. law prohibits us from engaging in transportation that produces income considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our USSGTI would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States;

•

we satisfy one of the following ownership tests (discussed in more detail below): (1) more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” which includes persons (i) who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, and (ii) who comply with certain documentation requirements, which we refer to as the “Qualified Shareholder Ownership Test,” or (2) our stock is primarily and regularly traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test;” and we are not considered “closely held,” which we refer to as the “Closely-Held Test;” and

•	we meet certain substantiation, reporting and other requirements

The Republic of the Marshall Islands, the jurisdiction where we and our shipowning subsidiaries are incorporated, grants “equivalent exemptions” to United States corporations. Therefore, we should meet the first requirement for the Section 883 exemption. Additionally, we intend to comply with the substantiation, reporting and other requirements that are applicable under Section 883 of the Code. As a result, qualification for the Section 883 exemption will turn primarily on our ability to satisfy the second requirement enumerated above.

Since the 2007 tax year, we have claimed the benefits of the Section 883 tax exemption for our ship-owning subsidiaries on the basis of the Publicly-Traded Test. For 2011 and subsequent tax years, we anticipate that we will need to satisfy the Publicly-Traded Test in order to qualify for benefits under Section 883. While we expect to satisfy the Publicly-Traded Test for such years, there can be no assurance in this regard. Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, our sole class of our issued and outstanding stock, is “primarily traded” on the NASDAQ Global Market.

Under the regulations, our stock will be considered to be “regularly traded” if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the “listing threshold.” Our common stock, our sole class of issued and outstanding stock, is listed on the NASDAQ Global Market, and accordingly, we will satisfy this listing requirement.

The regulations further require that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States, and such class of stock is regularly quoted by dealers making a market in such stock. While we anticipate that we will satisfy the trading frequency and trading volume tests, satisfaction of these requirements is outside of our control and hence, no assurances can be provided that we will satisfy the Publicly-Traded Test each year.

In addition, even if the “primarily traded” and “regularly traded” portions of the Publicly-Traded Test described above are satisfied, the Closely-Held Test provides, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, who we refer to as “5% Shareholders.” For purposes of being able to determine our 5% Shareholders under the Closely-Held Test, the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for purposes of the Closely-Held Test.

In the event the Closely-Held Test is triggered, the regulations provide that the Closely-Held Test will nevertheless not apply if we can establish that among the closely-held group of 5% Shareholders, sufficient shares are owned by our 5% Shareholders that are considered to be “qualified shareholders,” to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of the value of such class of stock for more than half of the days during the tax year, which we refer to as the exception to the Closely-Held Test. Establishing such qualification and ownership by our direct and indirect 5% Shareholders will depend on their meeting the requirements of one of the qualified shareholder tests set out under the regulations applicable to 5% Shareholders and compliance with certain ownership certification procedures by each intermediary or other person in the chain of ownership between us and such qualified 5% Shareholders. Further, the regulations require, and we must certify, that no person in the chain of qualified ownership of shares relied on by us to qualify for exemption holds those shares in bearer form.

The ability to avoid application of the Closely-Held Test will be outside our control, and, as a result, there can be no assurance regarding whether we will satisfy the Publicly Traded Test for any year. For this and other reasons, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for any year.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our USSGTI, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, otherwise referred to as the “4% Tax.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable, and our USSGTI is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•

substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

If we qualify for the Section 883 exemption, then gain from the sale of any vessel may be exempt from tax under Section 883. Even if such gain is not exempt from tax under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, assuming that we are not, and have never been, engaged in a U.S. trade or business. Under certain circumstances, if we are so engaged, gain on the sale of vessels could be subject to U.S. federal income tax.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions. Subject to the discussion of passive foreign investment companies (or “PFICs”) below, any distributions made by us with respect to our common stock will generally be taxable as dividend income to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his or her common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as passive category income or, in the case of certain types of U.S. Holders, general category income for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

For taxable years beginning before January 1, 2013, dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a “U.S. Individual Holder,” will generally be treated as “qualified dividend income” that is taxable to such a U.S. Individual Holder at preferential tax rates provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Global Market), and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any distributions treated as dividends paid by us that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or exceeds ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of our stock paid by us. If we pay an “extraordinary dividend” on our stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock. Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences. Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a U.S. trade or business. We may own, directly or indirectly, interests in other entities that are passive foreign investment companies, or subsidiary PFICs. If we are a passive foreign investment company, each U.S. Holder will be treated as owning its pro rata share by value of the stock of any such subsidiary PFICs.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes support this position. However, a recent case reviewing the deductibility of commissions by a foreign sales corporation decided that time charter income constituted rental income under the law. While the IRS asserted in such case that the time charter income should be considered services income, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs and time charter income, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our common stock, and the U.S. Holder did not make a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) common stock, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its common stock; and

•

any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the common stock during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the common stock).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the common stock;

•

the amount allocated to the U.S. Holder’s current taxable year and any taxable years in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxable as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder will avoid the PFIC tax consequences described above in respect to our common stock by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held our common stock while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder owns (or is deemed to own) our common stock, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of ours that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC, and the U.S. Holder owns (or is deemed to hold) our common stock, the PFIC rules discussed below will continue to apply to such shares unless the holder makes a purging election, as described below, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

If a U.S. Holder has made a QEF election with respect to our common stock, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder owns (or is deemed to own) such shares or a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale of our common stock generally will be taxable as capital gain, and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult with their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances. In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any taxable year, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as “marketable stock”, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder owns (or is deemed to hold) common stock in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its common stock. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its common stock at the end of its taxable year over the adjusted basis in its common stock. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its common stock over the fair market value of its common stock at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its common stock will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the common stock will be treated as ordinary income. The mark-to-market election is available only if our common stock is treated as marketable stock. If our common stock is listed on the NASDAQ Global Market and is regularly traded on such market in accordance with applicable Treasury Regulations, our common stock will be treated as “marketable stock” for this purpose. U.S. Holders are advised to consult with their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our common stock under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. We will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are advised to consult with their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders are advised to consult with their tax advisors concerning the application of the PFIC rules (and the QEF and mark-to-market elections) to each of our common stock and warrants under their particular circumstances.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Stock. Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock. Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

•

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

We encourage each stockholder to consult with his, her or its own tax advisor as to particular tax consequences to it of holding and disposing of our shares, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.

SELLING STOCKHOLDER

The table below sets forth information concerning the resale of the shares of common stock by YA Global, the selling stockholder. The selling stockholder will acquire shares of our common stock under the SEDA pursuant to an exemption from registration under the Securities Act. We will not receive any proceeds from the resale of the common stock by the selling stockholder.

The following table and the accompanying footnotes are prepared based in part on information supplied to us by the selling stockholder as of June 28, 2012. The table and footnotes assume that the selling stockholder will sell all of such shares, including the shares issuable under the SEDA, which have not at this time been issued. Because the selling stockholder may, however, sell all or some of its shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling stockholder or that will be held by the selling stockholder after completion of any sales. We do not know how long the selling stockholder will hold the shares before selling them. The selling stockholder has not, within the past three years, held any position or office or had any other material relationship with us or with any of our predecessors or affiliates.

	Shares Beneficially Owned Before the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering
	Number	Percent	Number(1)	Number(2)	Percent(2)(3)
Selling Stockholder
YA Global Master SPV Ltd.(3)	100,000	—	1,839,721	—	—

(1)	This number represents 100,000 shares issued to the selling stockholder in payment of a commitment fee and 1,739,721 additional shares that may be sold to the selling stockholder pursuant to the terms of the SEDA and that are included in this prospectus.
(2)	Assumes the sale of all shares being offered in this prospectus.
(3)	YA Global Master SPV Ltd. is the investor under the SEDA. All investment decisions of, and control of, YA Global are held by its investment manager, Yorkville Advisors, LLC., or Yorkville. Mr. Mark Angelo, the portfolio manager of Yorkville, makes the investment decisions on behalf of and controls Yorkville. YA Global acquired, or will acquire, all shares being registered in this offering in financing transactions with us.

The SEDA entitles us to sell and obligates YA Global to purchase, from time to time over a period of 24 months from the first trading day following the effectiveness of the registration statement of which this prospectus is a part, shares of our common stock for cash consideration up to an aggregate of $3,218,485, subject to conditions we must satisfy as set forth in the SEDA. For each share of common stock purchased under the SEDA, YA Global will pay 96% of the lowest daily volume weighted average price during the pricing period, which is the five consecutive trading days after we provide notice to YA Global. Each such advance may be for an amount not to exceed the greater of $200,000 or 100% of the average daily trading volume of our common stock for the 10 consecutive trading days prior to the notice date. In no event, however, shall the number of shares of common stock issuable to YA Global pursuant to an advance cause the aggregate number of shares of common stock beneficially owned by YA Global and its affiliates to exceed 9.99% of the outstanding common stock at the time.

If the volume weighted average price on any trading day during a pricing period is less than 85% of the volume weighted average price on the trading day immediately before the date on which we deliver a notice of an advance, then the amount of the advance will be reduced by 20% of the original amount requested and this trading day will not be included in the determination of the price of the shares sold.

We agreed to pay $15,000 to Yorkville, which manages YA Global, as a structuring fee and we have issued 100,000 shares of our common stock to YA Global as a commitment fee. If the SEDA has not been terminated as of the one-year anniversary, we will owe Yorkville an additional cash fee of $50,000. As of the date of this prospectus, we had not sold any shares of common stock to YA Global under the SEDA.

The shares of common stock issued to YA Global as a commitment fee and to be issued under the SEDA have been or will be issued pursuant to an exemption from registration under the Securities Act. We are obligated under the SEDA to file a registration statement on Form F-1, of which this prospectus is a part, covering the possible resale by YA Global of the shares issued to YA Global as a commitment fee and to be issued under the SEDA.

We may terminate the SEDA upon 15 trading days’ prior written notice to YA Global, as long as there are no advances outstanding and we have paid to YA Global all amounts then due. Neither the SEDA nor the rights of the parties to the SEDA may be assigned. For more information regarding the SEDA and the related agreement we have entered into with YA Global, please see “Company Information—Standby Equity Distribution Agreement” above.

The issuance of our common stock under the SEDA will dilute the voting and economic rights of the existing holders of our common stock, because these shares will represent a smaller percentage of our total shares that will be outstanding after any issuances of common stock to YA Global. For example, if the price at which we issue shares to YA Global equaled the closing prices of our common stock on June 28, 2012, $0.74, and we were to sell the entire $3,218,485 of shares under the SEDA, we would issue 4,349,304 shares of our common stock under the SEDA, although only 1,739,721 shares issuable under the SEDA are covered by this prospectus. If we deliver advance notices under the SEDA when our share price is decreasing, we will need to issue more shares to raise the amount than if we were to issue shares when our stock price is higher. Such issuances will have a dilutive effect and may further decrease our stock price. Please see “Risk Factors—Risks Relating to this Offering and Our Common Stock” elsewhere in this prospectus for a further discussion of the impact of the SEDA on our stockholders and the market price of our common stock.

PLAN OF DISTRIBUTION

The selling stockholder of the common stock may, from time to time, sell any or all of its shares of common stock on the NASDAQ Global Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholder may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker dealers engaged by the selling stockholder may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholder (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholder is deemed to be, and any broker-dealers or agents that are involved in selling the shares may be deemed to be, “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholder has informed FreeSeas that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock and that in no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

Because the selling stockholder will be deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholder.

We have agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholder without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Expenses, Indemnification

We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholder and will bear all expenses related to the registration of this offering but will not pay for any commissions, fees or discounts, if any. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Supplements to this Prospectus

In the event of a material change in the plan of distribution disclosed in this prospectus, the selling stockholder will not be able to effect transactions in the shares pursuant to this prospectus until such time as a post-effective amendment to the registration statement is filed with, and declared effective by, the SEC.

Regulation M

We have informed the selling stockholder that Regulation M promulgated under the Securities Exchange Act of 1934 may be applicable to them with respect to any purchase or sale of our common stock. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock from directly or indirectly bidding for, or purchasing for any account in which it has a beneficial interest, any of the shares or any right to purchase the shares, for a period of one business day before and after completion of its participation in the distribution.

During any distribution period, Regulation M prohibits the selling stockholder and any other persons engaged in the distribution from engaging in any stabilizing bid or purchasing our common stock except for the purpose of preventing or retarding a decline in the open market price of the common stock. None of these persons may effect any stabilizing transaction to facilitate any offering at the market.

We have also advised the selling stockholder that it should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling stockholder, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the selling stockholder or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while the selling stockholder is distributing shares covered by this prospectus. Regulation M may prohibit the selling stockholder from covering short sales by purchasing shares while the distribution is taking place, despite any contractual rights to do so under the Agreement. We have advised the selling stockholder that it should consult with its own legal counsel to ensure compliance with Regulation M.

EXPENSES RELATING TO THIS OFFERING

In addition to the fees paid or payable to YA Global in connection with the SEDA (see “Company Information—Standby Equity Distribution Agreement”), set forth below is an itemization of the total expenses that we expect to incur in connection with this distribution, all of which will be paid by us. With the exception of the SEC registration fee, all amounts are estimates and are not expressed in thousands of dollars.

SEC Registration Fee	$377.33
Legal Fees and Expenses	$40,000.00
Accounting Fees and Expenses	$25,000.00
Miscellaneous	$9,622.67
Total	$75,000.00

LEGAL MATTERS

The validity of the shares of our common stock offered in this prospectus are being passed upon for us by Reeder & Simpson, P.C., special Marshall Islands counsel for FreeSeas. Broad and Cassel, Miami, Florida, a general partnership including professional associations, is acting as counsel to FreeSeas connection with United States securities laws.

EXPERTS

The consolidated financial statements of FreeSeas at December 31, 2011, 2010, and 2009, and for the years then ended, appearing in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the SEC, which is incorporated by reference into this prospectus, have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about FreeSeas’ ability to continue as a going concern as described in Note 3 to the consolidated financial statements) included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form F-1 with the SEC in connection with this offering. This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions.

We also file annual and others reports and other information with the SEC. You may read and copy any report or document we file, and the registration statement, including the exhibits, may be inspected at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC- 0330 for further information about the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

Quotations for the prices of our common stock and warrants currently appear on the NASDAQ Global Market.

As a “foreign private issuer,” we are exempt from the rules under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), prescribing the furnishing and content of proxy statements to shareholders. Although we have opted out of the NASDAQ rules requiring NASDAQ-listed companies to provide proxy statements to shareholders, we currently expect to continue to furnish proxy statements to our shareholders. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are “incorporating by reference” certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information. Except as set forth below, the SEC file number for the documents incorporated by reference in this prospectus is 001-51672.

We have filed the following documents with the SEC and it is incorporated herein by reference as of its date of filing:

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the SEC on May 7, 2012 and as amended on May 16, 2012;

•	Our Current Report on Form 6-K for May 11, 2012, as filed with the SEC on May 15, 2012;

•	Our Current Report for June 12, 2012, as filed with the SEC on June 12, 2012;

•	Our Current Report on Form 6-K for the month of June 2012, as filed with the SEC on June 26, 2012;

•	Our Current Report on Form 6-K for June 28, 2012, as filed with the SEC on June 29, 2012; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on December 15, 2005.

A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these documents, which will be provided to you at no cost, by accessing our website at www.freeseas.gr under the “Investor Relations” tab, or by writing or telephoning us using the following contact information:

Alexandros Mylonas, Chief Financial Officer

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

Telephone: +30-210-4528770

Email: am@freeseas.gr

You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement or that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

The Amended and Restated By-Laws of the Registrant provide that any person who is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be entitled to be indemnified by the Registrant upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the Business Corporations Act (Part I of the Associations Law) of the Republic of the Marshall Islands, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 60 of the Business Corporations Act (Part I of the Associations Law) of the Republic of the Marshall Islands provides as follows:

Indemnification of directors and officers.

(1) Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(2) Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3) When director or officer is successful. To the extent that director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4) Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5) Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6) Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7) Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, FreeSeas has sold the following shares of common stock without registration under the Securities Act, pursuant to the exemption from registration set forth in Section 4(2) of the Securities Act:

On December 31, 2009, our Board of Directors awarded 255,000 restricted shares, as adjusted to reflect the reverse stock split effective October 1, 2010, to its non-executive directors, executive officers and certain of our Manager’s employees. As of March 31, 2011, 134,000 restricted shares remain unvested, of which 84,000 will vest on December 31, 2012 and 50,000 will vest on December 31, 2013.

We have entered into a shareholders rights agreement with American Stock Transfer & Trust Company, LLC effective January 14, 2009 and declared a dividend of one purchase right, or a Right, to purchase one one-thousandth of our Series A Participating Preferred Stock, par value $0.001 per share, for each outstanding share of our common stock. The dividend was paid on January 23, 2009 to our shareholders of record on that date. Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Preferred Stock at an exercise price of $90.00, subject to adjustment.

At its April 2012 meeting, our Board of Directors approved the issuance of 1,660,694 shares of common stock to the Manager in payment of the $926 in unpaid fees due to the Manager for the first quarter of 2012 under the management and services agreements with us. The number of shares to be issued to the Manager was based on the closing prices of our common stock on the first day of each month during the quarter, which are the dates the management and services fees were due and payable. Upon issuance of these restricted shares, Mr. Varouxakis, who is our Chairman, Chief Executive Officer and President and the owner of the Manager, will beneficially own 26% of our outstanding common stock. The Board also approved the issuance of an aggregate of 199,642 shares of FreeSeas’ common stock to the non-executive members of its Board of Directors in payment of $31 per person in unpaid Board fees for the last three quarters of 2011. The aggregate number of shares to be issued to the directors was based on the closing prices of its common stock on the last day of each of the last three quarters of 2011, which are the dates that the Board fees were due and payable. All of the foregoing shares will be restricted shares under applicable U.S. securities laws.

On May 11, 2012, FreeSeas and YA Global entered into a Standby Equity Distribution Agreement, as amended on June 28, 2012, or SEDA. Pursuant to the SEDA, we have the right, for a 24-month period, to sell shares of our common stock to YA Global for a total purchase price of up to $3,218,485. For each share of common stock purchased under the SEDA, YA Global will pay 96% of the lowest daily volume weighted average price during the five consecutive trading days after we deliver an advance notice to YA Global. If the price at which we issue shares to YA Global equaled the closing price of our common stock on June 28, 2012, $0.74, and we were to sell the entire $3,218,485 of shares under the SEDA, we would issue 4,349,304 shares of our common stock under the SEDA, although only 1,739,721 shares issuable under the SEDA are covered by this registration statement. We have issued 100,000 shares of our common stock to YA Global as payment of a commitment fee and have agreed to pay $15,000 to Yorkville as a structuring fee.

Item 8. Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Exhibit Description	Where Filed

3.2	Amended and Restated Articles of Incorporation of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

3.3	Amended and Restated By-Laws of FreeSeas Inc. (formerly known as Adventure Holdings S.A.)	Exhibit 3.2 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on May 11, 2005 and incorporated herein by reference

3.4	First Amendment to the Amended and Restated Bylaws of FreeSeas Inc.	Exhibit 3.3 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-145203) filed on October 15, 2007 and incorporated herein by reference

3.5	First Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 99.3 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

3.6	Amendment to the Amended and Restated Articles of Incorporation of FreeSeas Inc.	Exhibit 1.5 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference

4.1	Specimen Common Stock Certificate	Exhibit 4.1 to Amendment No. 1 to Registrant’s Registration Statement on Form F-1 (File No. 333-124825) filed on July 22, 2005 and incorporated herein by reference

4.2	Shareholder Rights Agreement entered into effective as of January 14, 2009 by and between FreeSeas Inc. and American Stock Transfer & Trust Company, LLC	Exhibit 2.9 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

5.1	Opinion of Marshall Islands counsel to the Registrant, as to the validity of the securities to be issued	Filed herewith

10.1	Amended and Restated 2005 Stock Incentive Plan	Annex A to Registrant’s Form 6-K filed on December 1, 2006 and incorporated herein by reference

10.2	Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.39 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

10.3	First Preferred Mortgage on the M/V Free Hero in favor of Credit Suisse	Exhibit 4.40 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

10.4	Addendum No. 1 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Hero in favor of Credit Suisse AG	Exhibit 4.4 to Amendment No. 1 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, as filed on May 16, 2012

10.5	First Preferred Mortgage on the M/V Free Goddess in favor of Credit Suisse	Exhibit 4.41 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

10.6	Addendum No. 1 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Goddess in favor of Credit Suisse AG	Exhibit 4.6 to Amendment No. 1 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, as filed on May 16, 2012

10.7	First Preferred Mortgage on the M/V Free Jupiter in favor of Credit Suisse	Exhibit 4.42 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference

10.8	Addendum No. 1 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Jupiter in favor of Credit Suisse AG	Exhibit 4.8 to Amendment No. 1 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, as filed on May 16, 2012

10.9	Supplemental Agreement dated June 26, 2008 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.56 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

10.10	Supplemental Agreement dated March 23, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.57 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

10.11	Amended and Restated Services Agreement dated October 1, 2008 between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 4.61 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated herein by reference

10.12	Supplemental Agreement dated June 8, 2011 between FreeSeas, Inc. and Free Bulkers S.A.	Exhibit 4.12 to Amendment No. 1 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, as filed on May 16, 2012

10.13	Amendment and Restatement Agreement dated September 1, 2009 among Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A., Adventure Eleven S.A., FreeSeas Inc. and New HBU II N.V.	Exhibit 99.5 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

10.14	Facility Agreement dated September 1, 2009 among Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A., Adventure Eleven S.A., FreeSeas Inc. and New HBU II N.V.	Exhibit 99.6 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

10.15	Deed of Release of Whole dated September 15, 2009 by New HBU II N.V. in favour of Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A.	Exhibit 99.7 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

10.16	Deed of Assignment dated September 15, 2009 between Adventure Three S.A. and New HBU II N.V.	Exhibit 99.9 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

10.17	Deed of Assignment dated September 15, 2009 between Adventure Seven S.A. and New HBU II N.V.	Exhibit 99.10 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

10.18	Deed of Assignment dated September 15, 2009 between Adventure Eleven S.A. and New HBU II N.V.	Exhibit 99.11 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

10.19	Addendum No. 1 dated September 17, 2009 to the Amended and Restated Services Agreement dated October 1, 2008 by and between FreeSeas Inc. and Free Bulkers S.A.	Exhibit 99.12 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

10.20	Form of Standard Ship Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.13 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

10.21	Form of Addendum No. 2 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Two S.A. and Adventure Three S.A. and Form of Addendum No. 1 to BIMCO Management Agreement by and between Free Bulkers S.A. and each of Adventure Five S.A. through Adventure Twelve S.A.	Exhibit 99.14 to Registrant’s 6-K filed on October 22, 2009 and incorporated herein by reference

10.22	Loan Agreement dated December 15, 2009 among Adventure Nine S.A., Adventure Twelve S.A. and First Business Bank	Exhibit 4.60 to Registrant’s Form 20-F filed on June 16, 2010 and incorporated herein by reference

10.23	First Priority Mortgage on the M/V Free Impala in favor of First Business Bank	Exhibit 4.61 to Registrant’s Form 20-F filed on June 16, 2010 and incorporated herein by reference

10.24	First Preferred Mortgage on the M/V Free Neptune in favor of First Business Bank	Exhibit 4.62 to Registrant’s Form 20-F filed on June 16, 2010 and incorporated herein by reference

10.25	Deed of Covenants dated December 16, 2009 between Adventure Nine S.A. and First Business Bank	Exhibit 4.63 to Registrant’s Form 20-F filed on June 16, 2010 and incorporated herein by reference

10.26	Amendment and Restatement Agreement dated December 1, 2009 among Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A., Adventure Eleven S.A., FreeSeas Inc. and New HBU II N.V	Exhibit 4.64 to Registrant’s Form 20-F filed on June 16, 2010 and incorporated herein by reference

10.27	Restated Facility Agreement dated December 1, 2009 among Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A., Adventure Eleven S.A., FreeSeas Inc. and New HBU II N.V.	Exhibit 4.65 to Registrant’s Form 20-F filed on June 16, 2010 and incorporated herein by reference

10.28	Third Supplemental Agreement dated November 27, 2009 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.66 to Registrant’s Form 20-F filed on June 16, 2010 and incorporated herein by reference

10.29	Fourth Supplemental Agreement dated July 15, 2011 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 99.3 to Registrant’s 6-K filed December 12, 2011

10.30	Fifth Supplemental Agreement dated November 7, 2011 to the Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 99.4 to Registrant’s 6-K filed December 12, 2011

10.31	Credit Suisse Letter dated August 4, 2011 regarding Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.35 to Amendment No. 1 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, as filed on May 16, 2012

10.32	Credit Suisse Letter dated September 6, 2011 regarding Facility Agreement dated December 24, 2007 between FreeSeas Inc. and Credit Suisse	Exhibit 4.36 to Amendment No. 1 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, as filed on May 16, 2012

10.33	First Preferred Liberian Ship Mortgage on the M/V Free Goddess in favor of Credit Suisse AG	Exhibit 4.67 to Registrant’s Form 20-F filed on June 16, 2010 and incorporated herein by reference

10.34	First Preferred Liberian Ship Mortgage on the M/V Free Hero in favor of Credit Suisse AG	Exhibit 4.68 to Registrant’s Form 20-F filed on June 16, 2010 and incorporated herein by reference

10.35	First Preferred Liberian Ship Mortgage on the M/V Free Jupiter in favor of Credit Suisse AG	Exhibit 4.69 to Registrant’s Form 20-F filed on June 16, 2010 and incorporated herein by reference

10.36	Addendum No. 2 dated July 18, 2011 to First Preferred Mortgage on the M/V Free Lady in favor of Credit Suisse AG	Exhibit 4.32 to Amendment No. 1 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, as filed on May 16, 2012

10.37	First Supplemental Agreement dated January 27, 2012 among FBB – First Business Bank S.A., Adventure Nine S.A., Adventure Twelve S.A., FreeSeas Inc. and Free Bulkers S.A.	Exhibit 4.30 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, as filed on May 7, 2012 and incorporated herein by reference

10.38	Letter Agreement dated February 2, 2012 with Credit Suisse	Exhibit 4.31 to Registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, as filed on May 7, 2012 and incorporated herein by reference

10.39	Standby Equity Distribution Agreement dated May 11, 2012 between FreeSeas Inc. and YA Global Master SPV Ltd.	Exhibit 99.2 to Registrant’s Form 6-K, as filed on May 15, 2012 and incorporated herein by reference

10.40	Note Purchase Agreement dated May 11, 2012 between FreeSeas Inc. and YA Global Master SPV Ltd.	Exhibit 99.3 to Registrant’s Form 6-K, as filed on May 15, 2012 and incorporated herein by reference

10.41	Amendment dated June 28, 2012 to Standby Equity Distribution Agreement	Exhibit 99.1 to Registrant’s Form 6-K, as filed on June 29, 2012 and incorporated herein by reference

10.42	Sixth Supplemental Agreement dated May 31, 2012 among FreeSeas Inc., Adventure Five S.A., Adventure Six S.A., Adventure Eight S.A., Adventure Ten S.A., Free Bulkers S.A., and Credit Suisse AG	Exhibit 99.1 to Registrant’s Form 6-K, as filed on June 12, 2012 and incorporated herein by reference

10.43	Facility Agreement (as amended and restated) between FreeSeas Inc. and Credit Suisse AG	Exhibit 99.2 to Registrant’s Form 6-K, as filed on June 12, 2012 and incorporated herein by reference

10.44	Addendum No. 3 to First Preferred Mortgage dated May 31, 2012 between Adventure Five S.A. and Credit Suisse AG	Exhibit 99.3 to Registrant’s Form 6-K, as filed on June 12, 2012 and incorporated herein by reference

10.45	Addendum No. 3 to First Preferred Mortgage dated May 31, 2012 between Adventure Six S.A. and Credit Suisse AG	Exhibit 99.4 to Registrant’s Form 6-K, as filed on June 12, 2012 and incorporated herein by reference

10.46	Addendum No. 3 to First Preferred Mortgage dated May 31, 2012 between Adventure Eight S.A. and Credit Suisse AG	Exhibit 99.5 to Registrant’s Form 6-K, as filed on June 12, 2012 and incorporated herein by reference

10.47	Deed of Release dated May 31, 2012 by Credit Suisse AG in favor of Adventure Ten S.A.	Exhibit 99.6 to Registrant’s Form 6-K, as filed on June 12, 2012 and incorporated herein by reference

21.1	Subsidiaries of the Registrant	Filed herewith

23.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.	Filed herewith

23.3	Consent of Marshall Islands Counsel	Included in Exhibit 5.1 filed herewith

24.1	Power of Attorney	Included on page II-7 of this registration statement

Item 9. Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Piraeus, Country of Greece on June 29, 2012.

FREESEAS INC.

By:	/s/ Ion G. Varouxakis
Ion G. Varouxakis,
Chairman of the Board, Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Ion G. Varouxakis and Alexandros Mylonas, each in their individual capacity, as his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

/s/ Ion G. Varouxakis	Chairman of the Board of Directors, Chief Executive Officer and President (Principal executive officer)	June 29, 2012
Ion G. Varouxakis

/s/ Alexandros Mylonas	Chief Financial Officer and Treasurer (Principal financial and accounting officer)	June 29, 2012
Alexandros Mylonas

/s/ Didier Salomon	Director	June 29, 2012
Didier Salomon

/s/ Focko H. Nauta	Director	June 29, 2012
Focko H. Nauta

/s/ Dimitrios Panagiotopoulos	Director	June 29, 2012
Dimitrios Panagiotopoulos

/s/ Keith Bloomfield	Director	June 29, 2012
Keith Bloomfield

	Director	June , 2012
George Kalogeropoulos

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of FreeSeas Inc. has signed this registration statement or amendment thereto in Miami, Florida on June 29, 2012.

Authorized U.S. Representative

/s/ A. Jeffry Robinson, Esq.
A. Jeffry Robinson, Esq.